Exhibit 99.2

AURORA®

Notice of Annual General Meeting of Shareholders

and

Management Information Circular

Date of Meeting:	**Friday, November 8, 2019**
Time:	**10:00 a.m. (Mountain Time)**
Place:	**Renaissance Edmonton International Hotel** **Cartier Room** **4236 – 36 Street E.** **Edmonton International Airport** **Edmonton, AB T9E 0V4**

September 17, 2019

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the Annual General Meeting of the Shareholders of Aurora Cannabis Inc. (the “Company”), to be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 - 36 Street E., Edmonton International Airport, Edmonton, AB T9E 0V4, on Friday, November 8, 2019 at the hour of 10:00 a.m. (Mountain Time) (the “Meeting”).

The purpose of the Meeting is as follows:

1.	to table the audited financial statements of the Company for the financial year ended June 30, 2019, together with the report of the Auditors and the management’s discussion and analysis thereon;
2.	to fix the number of directors to be elected at eight (8);
3.	to elect directors for the ensuing year;
4.	to appoint the auditor of the Company for the ensuing year; and
5.	to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Say-on-Pay”.

The accompanying Information Circular contains details of the matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on September 10, 2019 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the financial year ended June 30, 2019, together with the report of the Auditors and the management’s discussion and analysis thereon are available under the Company’s profile at www.sedar.com and copies of these documents will be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

We look forward to seeing you at the Meeting.

Sincerely,

/s/ Terry Booth

Terry Booth
Chief Executive Officer

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
GENERAL PROXY INFORMATION	1
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	4
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
DOCUMENTS INCORPORATED BY REFERENCE	5
VOTES NECESSARY TO PASS RESOLUTIONS	5
FINANCIAL STATEMENTS	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
ITEM 1: Election of Directors	5
ITEM 2: Appointment of Auditor	14
ITEM 3: Say-on-Pay	15
STATEMENT OF corporate governance	16
Audit Committee	21
COMPENSATION DISCUSSION AND ANALYSIS	23
PERFORMANCE GRAPH	35
STATEMENT OF EXECUTIVE COMPENSATION	35
Summary Compensation Table	36
Look-Back Compensation Table	37
Realized Gains from Option-Based Awards	37
Employee Share Purchase Plan	38
Option-Based Awards	38
Share Option Plan	38
Share-Based Awards	41
Pension Plan Benefits	46
Directors’ and Officers’ Liability Insurance	46
Employment Agreements, Termination and Change in Control Benefits	46
Director Compensation	48
Outstanding Option-Based Awards and Share-Based Awards	50
Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year	50
Securities Authorized for Issuance Under Equity Compensation Plans	51
Equity Compensation Plan Information	51
Burn Rate & Dilution Rate	51
OTHER MATTERS	52

AURORA CANNABIS INC.
500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6
Tel:  1-855-279-4652

INFORMATION CIRCULAR

(Containing information as at September 10, 2019, unless stated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Aurora Cannabis Inc. (“Aurora” the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held at 10:00 a.m. (Mountain Time) on Friday, November 8, 2019 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the Meeting proxy materials to Beneficial Shareholders of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for the delivery of meeting materials to shareholders for the Annual General Meeting to be held on Friday, November 8, 2019. Under Notice and Access provisions, Shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Company’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a Shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, Shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders, enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://investor.auroramj.com/ as of September 20, 2019, and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedar.com as of September 20, 2019. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and vote on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares of the Company (the “Common Shares”) represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)           any amendment to or variation of any matter identified therein; and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the Beneficial Shareholder may not vote the Common Shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of the proposal to ratify the appointment of the Company’s auditors, they will not be considered votes “cast” for purposes of voting on “non-routine” proposals, including the election of Directors and the say-on-pay non-binding advisory vote.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may choose one of the following options to submit their proxy:

(a)	complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
(b)	use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the control number; or
(c)	use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number.

In all cases the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for Shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by the Company Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Company are located outside the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)       personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, and as otherwise set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed September 10, 2019 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the stock symbol “ACB”. The Company is also listed on the Frankfurt Exchange under stock symbol “21P”.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at September 10, 2019.

Intercorporate Relationships

At the date of this Information Circular, the Company operates its business through its 64 wholly-owned subsidiaries. Please refer to the Company’s Annual Information Form dated September 10, 2019 for the financial year ended June 30, 2019 posted to the Company’s profile at www.sedar.com, which sets out the Company’s material subsidiaries and investee companies, including their respective jurisdictions.

The Company is authorized to issue an unlimited number of Common Shares without par value.

As of September 10, 2019, there were 1,028,762,723 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of Cdn$1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of Cdn$5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding at September 10, 2019.

Class “A” Shares

Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares

Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar authority in all Provinces in Canada are specifically incorporated by reference in this Information Circular:

•	The Company’s audited financial statements for the financial years ended June 30, 2019 and June 30, 2018, the reports of the auditor’s thereon, and the related management’s discussion and analysis; and
•	The Audit Committee Charter of the Board’s Audit Committee, a copy of which is attached as Schedule “A” to the Company’s Annual Information Form dated September 10, 2019 for the financial year ended June 30, 2019.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, pursuant to the Company’s Articles, the Board has determined that eight (8) directors are to be elected at the Meeting. Accordingly, there are eight (8) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended June 30, 2019, with the independent report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting and will be available at the Meeting. These documents are also available under the Company’s profile at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or by sending an email to IR@auroramj.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

ITEM 1: Election of Directors

There are currently eight (8) directors of the Company. The Board has fixed at eight (8) the number of persons to be elected at the Meeting to act as director of the Company for the ensuing year.

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Nominating and Corporate Governance Committee (the “N&CG Committee”) will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CG Committee, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the TSX. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy can be viewed on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Advance Notice Provision

At the last annual general meeting of the Company held on Friday, November 30, 2018, the Company’s shareholders approved adoption of new Articles of the Company, which new Articles include at clause 14.12 - Nomination of Directors, the advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act (British Columbia).

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented, and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also require all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s articles, which can be viewed on the Company’s corporate website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Any additional director nominations for the Meeting must have been received by the Company in compliance with the Company’s articles by no later than the close of business on October 9, 2019. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

Board Composition

A snapshot of our Board’s composition is illustrated below:

NOMINEES FOR ELECTION TO THE BOARD

The following is a biography for each director nominee for election at the Meeting. All other director information can be found in this section under the heading “Director Compensation” or in the section entitled “Statement of Corporate Governance”

tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the proxy intent to vote FOR each nominee.

Michael Singer - Executive Chairman of the Board Quebec, Canada | Director since May 2016 | Age: 55
Areas of expertise: › Executive leadership › Strategic planning and execution › Finance › M&A › Capital markets › Corporate governance
Current occupation:	Executive Chairman of the Board
Business Experience:	Michael has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as the Chief Financial Officer of NASDAQ-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Michael has held numerous independent director roles in Canadian public health care companies, and also previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc.
Education:	Michael holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
Public Directorships:	› Diagnos Inc. (TSX-V) - July 2014 to May 2016 › Warnex Inc. (TSX-V) - June 2011 to July 2014
Memberships, professional designations and awards:	CGA and CPA, Quebec Order of Chartered Professional Accountants Commissioner of Oaths, Quebec Minister of Justice

Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	144,238(2)	941,000	Nil	119,668	$2,196,509	Yes
Other matters
Membership			Attendance	Voting results
Board			100% (12 out of 12)
Audit Committee(1)			100% (3 out of 3) (1)
HR & Compensation Committee(1)			100% (6 out of 6) (1)	2018 - 78.81% FOR
N&CG Committee(1)			83.3% (5 out of 6) (1)	2017 - 92.61% FOR
Science Committee(1)			100% (1 out of 1)	2016 - 99.53% FOR

Note:

1.	Michael was a member of these committees until May 7, 2019. There were a total of eight (8) N&CG Committee meetings, seven (7) HR & Compensation Committee meetings and four (4) Audit Committee meetings held during the year ended June 30, 2019.
2.	Michael holds 40,000 Common Shares through 8115966 Canada Inc.

Terry Booth - Chief Executive Officer and Director Alberta, Canada | Director since December 2014 | Age: 55
Areas of expertise: › Executive leadership › Entrepreneurship › Business strategy › Regulatory
Current occupation:	Chief Executive Officer and member of the Board
Business Experience:	Terry co-founded the Company in 2013 when the Canadian federal government created a new regulatory regime for the national medical cannabis system. Investing $2.5 million of his own capital in start-up funding, he secured a 160-acre parcel of land in the foothills of the Rocky Mountains and designed and built the Company’s first advanced cannabis production facility, Aurora Mountain. Terry has assembled a diverse and highly skilled team of experts from a broad range of disciplines to execute on the Company’s business strategy and vision to build the world’s foremost cannabis company. Prior to founding the Company, Terry had been in the industrial permitting and governmental regulatory sector for over 20 years.
Education:	Terry received his Master Electrician designation from the Northern Alberta Institute of Technology (NAIT) in 1987.
Public Directorships:	› Quinsam Capital Corporation (CSE) from November 2017 to present › Alcanna Inc. (TSX) from March 2018 to May 2019 › Radient Technologies Inc. (TSX-V) from November 2017 to February 2019
Memberships, professional designations and awards:	Terry has served as President/CEO of six other highly successful businesses, one of which, Superior Safety Codes Inc., has received many awards including one of Canada’s top 50 fastest-growing companies. For the past two years, Terry has been named in High Times Magazine as one of the “100 most influential figures in the cannabis space”.
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	15,229,163 (1)	2,170,000(2)	Nil	305,000(3)	$2,408,656	Yes
Other matters
Membership		Attendance	Voting results
Board		100% (12 out of 12)	2018 - 83.79% FOR
2017 - 92.93% FOR
2016 - 99.91% FOR

1.	Terry holds 129,163 Common Shares and holds 15,100,000 Common Shares through Lola Ventures Inc.
2.	Terry holds 320,000 Options and holds 1,850,000 Options through Lola Ventures Inc.
3.	Terry holds 55,000 RSUs and holds 250,000 RSUs through Lola Ventures Inc.

Steve Dobler - President and Director Alberta, Canada | Director since December 2014 | Age: 55
Areas of expertise: › Business strategy › Project management › Regulatory/Compliance › Finance
Current occupation:	President and member of the Board
Business Experience:	Steve co-founded the Company in 2013 and has worked closely with Terry in the permitting space for over 20 years and was co-founder of the Company. He has held numerous executive positions in successful private and public Canadian companies over the past 25 years where he was responsible for the implementation of project management, strategies, and overseeing all facets of various operations. He has been involved in numerous private company acquisitions, integrations and operations.
Education:	Steve obtained his Bachelor of Science in Engineering from the University of Alberta in 1986 and is a Professional Engineer.
Public Directorships:	Hempco Food and Fiber Inc. (TSX-V) from May 2018 to August 2019
Memberships, professional designations and awards:	Steve obtained his Professional Engineer designation from the Association of Professional Engineers and Geoscientists of Alberta (APEGA) in June 1988
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	20,075,149(1)	1,940,000(2)	Nil	205,000(3)	$1,326,308	Yes
Other matters
Membership		Attendance	Voting results
2018 - 71.68% FOR
Board		100% (12 out of 12)	2017 - 91.41% FOR
HR & Compensation Committee(4)		100% (6 out of 6) (4)	2016 - 99.96% FOR

Note:

1.	Steve holds 23,133 Common Shares directly and holds 20,052,016 Common Shares through 1771472 Alberta Ltd.
2.	Steve holds 165,000 Options and holds 1,775,000 Options through 1771472 Alberta Ltd.
3.	Steve holds 30,000 RSUs and holds 175,000 RSUs through 1771472 Alberta Ltd.
4.	Steve was a member of the HR & Compensation Committee until May 7, 2019. There were a total of seven (7) HR & Compensation Committee meetings held during the year ended June 30, 2019.

Ron Funk - Lead Independent Director Ontario, Canada | Director since July 2018 | Age: 62
Areas of expertise: › Senior management consulting › Business strategy › Corporate governance › Commercial/consumer
Current occupation:	Consultant

Business Experience:	Ron brings over 30 years of experience in business and consulting to his role with the Company. Since 2009, he has managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Ron has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Ron was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Ron currently serves as an independent director of Carey Management Inc., a privately held business that owns Canada’s largest independent wholesale distributor. He has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association.
Education:	Ron holds a Kellogg-Schulich MBA from the Kellogg School of Management and the Schulich School of Business.
Public Directorships:	MedReleaf Corp. (TSX) from June 2017 to July 2018
Memberships, professional designations and awards:	Ron is the 2008 graduating Valedictorian of the Kellogg Schulich EMBA program and the 3-time "Outstanding Industry Leadership Award" winner by the National Association of Convenience Store Distributors (now the Convenience Industry Council of Canada).
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	81,030	35,000	6,000	Nil	$230,012	Yes
Other matters
Membership		Attendance	Voting results
Board		100% (12 out of 12)	2018 - 96.35% FOR
Audit Committee		100% (4 out of 4)
HR & Compensation Committee(1)		100% (2 out of 2) (1)
N&CG Committee(1)		100% (3 out of 3) (1)

Note:

1.	Ron joined the N&CG Committee and HR & Compensation Committee effective May 7, 2019. There were a total of eight (8) N&GC Committee meetings and seven (7) HR & Compensation Committee meetings held during the year ended June 30, 2019.

Dr. Jason Dyck - Independent Director Alberta, Canada | Director since March 2015 | Age: 51
Areas of expertise: › Biomedical/discovery and medical research › Biomedical and medical education › Drug discovery and commercialization › M&A
Current occupation:	Professor, Department of Pediatrics, University of Alberta
Business Experience:	Jason and is a distinguished research scientist in the Department of Pediatrics at the University of Alberta and currently directs the University of Alberta Cardiovascular Research Centre and co-directs the pan-Alberta program known as Alberta HEART. Not only is he an outstanding research scientist and a leader in his field but he also has extensive experience in drug discovery and commercialization. He co-founded a successful University of Alberta spin-off company, currently holds more than 100 patents and has numerous collaborations with large pharmaceutical companies.
Education:	Jason obtained his PhD from the University of Alberta in 1995.
Public Directorships:	CTT Pharmaceutical Holdings, Inc. (OTC) from June 2018 - present

Memberships, professional designations and awards:

2016 - 2023     Canadian Research Chair in Molecular Medicine (Tier I)

2017 - 2020     Chair of the National Research Council for Diabetes Canada

2017 - 2019     Elected as a Member of the CIHR Institutes Advisory Boards (IAB) for the Institute of Circulatory and Respiratory Health

Jason’s accomplishments in academic research, drug discovery and product/technology commercialization have contributed to him being recognized as one of Canada’s Top 40 under 40 (awarded by the Caldwell Partners in 2007), which is “presented to exceptional Canadians under the age of 40 who are outstanding leaders in their chosen fields and who are shaping our country’s future”.

Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	2,304,342(1)	1,410,000	6,000	Nil	$294,012	Yes
Other matters
Membership		Attendance	Voting results
Board		100% (12 out of 12)	2018 - 81.84% FOR
N&CG Committee		100% (8 out of 8)	2017 - 92.96% FOR
Science Committee (Chair)		100% (1 out of 1)	2016 - 99.96% FOR

Note:

(1) Jason holds 328,500 Common Shares directly, 1,923,901 Common Shares through 748086 Alberta Ltd., and 51,940 beneficially through an RRSP or other account.

Norma Beauchamp - Independent Director Ontario, Canada | Director since July 2018 | Age: 58
Areas of expertise: › Corporate Governance and Nominating › Global Pharmaceutical Executive › Health care and patient advocacy
Current occupation:	Self-employed public company director
Business Experience:	Norma brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Norma currently serves on the boards of the National Research Council of Canada, The Ontario Caregiver’s Organization and has served on the Boards of St. Joseph’s Health Centre Foundation, Providence Healthcare Foundation and the Breast Cancer Society of Canada. Norma currently serves on the boards of Extendicare, Acerus Pharma and Quest Pharmatech. Formerly, Norma was a director, Chair of the Corporate Governance and Compensation committees and a member of the Audit Committee of MedReleaf, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
Education:	Norma has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University in May 1983.
Public Directorships:	› Acerus Pharma (TSX) June 2015 - present › Extendicare (TSX) May 2019 - present › Quest Pharmatech (TSX) January 2019 - present › MedReleaf Corp. (TSX) from June 2017 to July 2018
Memberships, professional designations and awards:	Norma obtained her ICD.D. certification from the University of Toronto, Rotman School of Management in 2010.
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	44,421	35,000	6,000	Nil	$243,679	Yes

Other matters
Membership	Attendance	Voting results
Board	100% (12 out of 12)	2018 - 95.74% FOR
N&CG Committee (Chair)	100% (8 out of 8)
HR & Compensation Committee(1)	100% (2 out of 2) (1)
Science Committee	100% (1 out of 1)

Note:

1.	Norma joined the HR & Compensation Committee effective May 7, 2019. There were seven (7) HR & Compensation Committee meetings held during the year ended June 30, 2019.

Margaret Shan Atkins - Independent Director Florida, USA | Director since February 2019 | Age: 62
Areas of expertise: › Finance › Corporate leadership › Public company reporting for Canadian and U.S. listed companies › Corporate governance
Current occupation:	Self-employed public company director
Business Experience:	Margaret Shan brings over 20 years of corporate leadership experience to the Company. A Certified Public Accountant, she spent fourteen years at Bain & Company, where she became a partner and leader in the firm's global consumer and retail practice. She also maintained a secondary practice in healthcare, working in Rx and OTC pharmaceuticals and in the hospital industry. Margaret Shan also served as Executive VP of Sears, Roebuck & Company (USA) and since 1999, she has served as an independent director on ten public and private corporate boards in the U.S. and Canada.
Education:	Margaret Shan is a graduate of Queen's University where she obtained her B.Comm (hons) in 1979 and the Harvard Business School where she obtained her MBA in 1983.
Public Directorships:

› SpartanNash Company (NASDAQ) from November 2013 to present

› Darden, Inc. (NYSE) from October 2014 to present

› LSC Communications (NYSE) from September 2016 to present

› Sunopta Inc. (TSX and NASDAQ) from November 2014 to July 2019

› The Pep Boys (NYSE) from 2005 to May 2015

› TDL Group Corp. (TSX and NYSE) from February 2007 to February 2014

Memberships, professional designations and awards:	Margaret Shan obtained her CPA/CA designation in Canada in 1981 and her CPA designation in the U.S. in 2005. She is also a member and fellow of the National Association of Corporate Directors (“NACD”) as well as volunteer board member of NACD’s Chicago chapter, where her principal responsibility in that role is to develop continuing education programming for members.
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	Nil	28,000	5,000	Nil	$199,212	No(1)
Other matters
Membership		Attendance	Voting results
Board(2)		100% (3 out of 3)	2018 - N/A
Audit Committee (Chair)(2)		100% (1 out of 1)(2)
Science Committee(3)		N/A

Note:

1.	Directors have five (5) years to meet their share ownership requirements under the Company’s policy.
2.	Margaret Shan joined the Board and the Audit Committee on February 18, 2019. There were a total of twelve (12) Board meetings and four (4) Audit Committee meetings during the year ended June 30, 2019.
3.	Margaret Shan joined the Science Committee on May 7, 2019 and there were no meetings of the committee between that date and June 30, 2019.

Adam Szweras - Independent Director Ontario, Canada | Director since August 2015 | Age: 47
Areas of expertise: › Securities law › Mergers and acquisitions › Corporate Governance › Capital markets
Current occupation:	Barrister and Solicitor; CEO of Nutritional High International Inc.
Business Experience:	Adam is a securities law partner with Fogler, Rubinoff LLP in Toronto and Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. Adam both joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. His law practice focuses on financings and going public transactions, and in his banking practice, he works closely to build, invest in, and develop emerging business. Adam has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. Adam works with public and private companies active in cannabis markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Adam has experience in representing clients in Canada and the US as well as South America, China and South Asia. In the spring of 2019, Adam accepted the CEO role with Nutritional High International, a US-focused cannabis distributor and edible and extract manufacturer, shifting from Co-Chairman of the Board.
Education:	Adam obtained his LLB from Osgoode Hall Law School in June 1994 and previously attended York University.
Public Directorships:

› Quinsam Capital Corporation (CSE) from October 2017 to present

› Water Ways Technologies Inc. (TSX-V) from April 2014 to present

› SustainCo Inc. (TSX-V) from March 2017 to present

› Nutritional High International Inc. (CSE) from July 2014 to present

› Mahdia Gold Corp. (CSE) from April 2016 to June 2018

› The Tinley Beverage Company Inc. (TSX-V) from December 2010 to September 2016

› Revival Gold Inc. (TSX-V) from July 2015 to December 2015

Memberships, professional designations and awards:	Barrister and Solicitor, Law Society of Upper Canada
Share ownership as at June 30, 2019
Year	Common shares	Options	DSUs	RSUs	Total compensation	Meets Ownership Guideline
2019	38,425	600,000	6,000	Nil	$246,762	Yes
Other matters
Membership		Attendance	Voting results
Board		100% (12 out of 12)	2018 - 96.75% FOR
Audit Committee		100% (4 out of 4)	2017 - 99.2% FOR
HR & Compensation Committee		100% (7 out of 7)	2016 - 99.53% FOR

No Arrangements

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,
(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exception:

Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 15, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam joining the Board, and he resigned as a director on May 28, 2018.

ITEM 2: Appointment of Auditor

At the Meeting, KPMG LLP, Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia Canada V6E 4T5, will be nominated for re-appointment as auditor of the Company for the ensuing year. KPMG LLP was initially appointed as the Company’s auditor by the Board on September 25, 2018 and was subsequently approved for appointment by the Shareholders on November 30, 2018. The Company’s former auditor, MNP LLP, Chartered Professional Accountants, were initially appointed on May 25, 2015 and resigned effective July 1, 2018.

KPMG LLP is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 - Auditor Oversight.

Auditor independence is essential to the integrity of our financial statements and KPMG has confirmed its status as independent within the meaning of the Canadian and US securities rules.

The Board proposes that KPMG LLP, CHARTERED PROFESSIONAL ACCOUNTANTS, be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of KPMG LLP as our auditor. You may vote for or against the appointment OF KPMG LLP AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the appointment of KPMG LLP as the Company’s auditor.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization , and oversight of the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee also is also mandated to review and approve all material related party transactions.

The Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated September 10, 2019 for financial year ended June 30, 2019 which is available on the Company’s SEDAR profile at www.sedar.com. The Company’s Audit Committee members during the financial year ended June 30, 2019 were: Michael Singer (Chair) until February 18, 2019, Margaret Shan Atkins (Chair) from February 2019 to June 30, 2019, Adam Szweras and Ron Funk. All members of the Audit Committee are currently independent. National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. See sections in the Company’s 2019 Annual Information Form prepared for the financial year ended June 30, 2019, which contains information about the Company’s Audit Committee and information containing the Company’s relationship with its current auditor, KPMG LLP.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor, KPMG LLP at the June 30, 2019 financial year end and MNP LLP at the June 30, 2018 financial year end are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2019	1,655,500	19,341	967,352	-
2018(5)	890,000	-	15,345	-

Notes

(1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters.
(2)	“Audit-Related Fees” includes fees for assurance related services that have not been reflected under (1). This includes, but is not limited to, the review of the Annual Information Form, consultations on new accounting standards and matters and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice. The Company incurred $176,000 of tax compliance fees for the financial period ending June 30, 2019.
(4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.
(5)	MNP LLP, Chartered Professional Accountants (“MNP”), was the auditor of Aurora for Aurora’s financial year ended June 30, 2018. MNP resigned as the auditors of Aurora, effective July 1, 2018, the beginning of Aurora’s fiscal year 2019, to facilitate the appointment of KPMG. For more information, refer to the Notice of Change of Auditor dated September 25, 2018 filed under Aurora’s SEDAR profile on October 3, 2018. The 2018 external auditor fees were billed by MNP.

ITEM 3: Say-on-Pay

At the Meeting, Shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s Named Executive Officers (“NEOs”, fully defined below) as described in this Information Circular in accordance with NI51-102 disclosure rules. This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this Information Circular. Our Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually. Last year, Shareholders voted 91.46% IN FAVOUR of our NEO compensation policies and practices.

The say-on-pay vote is advisory and, therefore, not binding on the Company, the Human Resources and Compensation Committee (the “HR and Compensation Committee”) or on our Board. The say-on-pay vote will provide the Board and the HR and Compensation Committee with information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and its HR and Compensation Committee will then be able to consider when determining executive compensation for the remainder of the current financial year and beyond. The Board and our HR and Compensation Committee value the opinions of our shareholders. To the extent there is any significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HR and Compensation Committee, which committee will evaluate whether any actions are necessary to address those concerns.

The key points of our executive compensation program are set forth in the “Statement of Executive Compensation” section of this Information Circular.

Shareholder Approval of Say-on-Pay Resolution

We believe that the information provided above and within the section entitled “Statement of Executive Compensation” of this Information Circular demonstrates that our executive compensation program is designed appropriately and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value. Accordingly, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution at the Meeting:

“RESOLVED, by the Company’s shareholders, on an advisory basis, to approve the compensation of the Named Executive Officers of the Company as disclosed in the Company’s Information Circular prepared for the 2019 Annual General Meeting of Shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

STATEMENT OF corporate governance

Governance Practices

The Board believes that establishing a good corporate governance framework and maintaining a high standard of corporate governance improves corporate performance and benefits all shareholders. The CSA have adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA has implemented under National Instrument 58-101 Disclosure of Corporate Governance Practices, the Form 58-101F1 - Corporate Governance Disclosure which prescribes certain disclosures to be made as part of the Company’s corporate governance practices. The following is a description of our corporate governance practices.

Board of Directors

Board Mandate

The Board oversees management of the business and affairs of the Company. The Board has established a comprehensive corporate governance policy that outlines its duties and responsibilities. The Board is responsible for, among other things, overseeing the following:

•      strategic planning process

•      identification of principal business opportunities

•      identification and management of risks, and

•      internal controls and management information systems

The full text of the Board Mandate is posted on our website at https://investor.auroramj.com/about-aurora/corporate-governance/. The Board discharges its responsibilities either directly or through its established committees, which are: the Audit Committee, the N&CG Committee, the HR and Compensation Committee and the Science Committee (collectively, the “Committees”).

Expectations of Board Members

The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the board to constructively guide and challenge management. The Company expects all Board members to be self-determined and cooperative. See the director biographies above for more information about the Board.

Diversity

The Company recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. The Company has not adopted any policies that specifically address the appointment of women to the Board or to executive officer positions and does not maintain quotas or targets regarding gender representation on the Board or in executive officer or senior leadership positions. All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date of this Information Circular, the Company has two of eight directors (25%) and two of twelve senior officers (16%) who are female.

The Company believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Company will, however, continue to evaluate the appropriateness of adopting targets in the future.

The Company recruits, manages and promotes based on an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives.

Board and Committee Assessment

The N&CG Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The N&CG Committee Chair conducted the Company’s first assessment in 2018, which included one-on-one discussions with each director. The discussions cover a range of topics including: (i) individual self-assessment; (ii) assessment of the Board and Board committee performance and effectiveness; and (iii) an assessment of management’s Board materials at the Board level and at the committee level. The assessment results were summarized and presented to the Board.

In 2018, the N&CG Committee engaged an independent advisor, Global Governance Advisors (“GGA”), to review and analyze the Company’s overall corporate governance practices. A list of corporate governance and compensation governance improvements were identified, and the Company began implementing such changes and recommendations during 2019. One of the governance recommendations included the recommendation for the Company to conduct an independent Board Evaluation. During 2019, GGA created a Board effectiveness process that includes two key parts (i) a Board effectiveness questionnaire and (ii) one-on-one interviews. The questionnaire measures key areas including Board and Committee assessment, Executive and Lead Director assessment, management’s performance, self-assessment and desired Board skills. At the time of this publication, the 2019 Board effectiveness assessment is in progress. GGA shall attend a meeting of the N&CG Committee to present its report, address any questions the N&CG Committee may have and make recommendations as appropriate. The written analysis from GGA together with any issues or concerns raised by the questionnaire and during the meeting with the independent advisor constitutes part of the report to the Board. The N&CG Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the annual performance evaluation.

Independence

The Company believes in the importance of an independent Board and the N&CG Committee is responsible for making sure the Board functions independently of management. The Board has determined that a majority of the directors are independent within the meaning of NI 58-101. Ron Funk, Jason Dyck, Norma Beauchamp, Margaret Shan Atkins and Adam Szweras are independent directors. Michael Singer is not independent because of his role as Executive Chairman, Terry Booth is not independent because of his role as Chief Executive Officer, and Steve Dobler is not independent because of his role as President.

All Committees of the Board are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Section 303A.02 of the NYSE Listed Company Manual. Effective May 2019, all non-independent directors were replaced with independent directors with the appropriate skills and experience to sit on each sub-committee. Going forward, the Company intends to only have independent directors sit on each of the Committees.

As of February 18, 2019, Ron Funk was named as the Lead Independent Director. In this role, Ron works closely with the Chair of the N&CG Committee to advance and further enhance the Company’s corporate governance practices.

Meetings of Non-Management Directors

Independent directors are invited to hold in camera sessions at any time, including after Board and Committee meetings. During these in camera sessions, members of management and non-independent directors are not present. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the financial year ended June 30, 2019, the directors met in camera following each of the quarterly Board Meetings.

Other Directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies above.

Director Interlocks

The Board does not set a formal limit on the number of interlocking Board memberships. The N&CG Committee reviews director interlock as part of its annual evaluation of director independence. As of the date hereof, there are no interlocking Board memberships.

Attendance

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of the Shareholders. Disclosure regarding the directors’ attendance record for the year ended June 30, 2019 is included in the director biographies above.

During the financial year ended June 30, 2019, the Company’s directors maintained a perfect attendance record at all Board meetings and a nearly perfect attendance at all Committee meeting as applicable to each director, with just one absence recorded over the year.

The N&CG Committee reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director did not meet a minimum attendance requirement (75% of meetings in a given year), subject to a review of extenuating circumstances for such director.

Financial Literacy

The Board defines financial literacy, as set out in NI 52-110, being that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all of the members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and NYSE.

Orientation and Continuing Education

The Company has implemented a Board member orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data; (iii) recent analysts’ reports, if any; (iv) a copy of the Company’s corporate governance materials; (v) information pertaining to liability insurance coverage; (vi) guidance concerning trading in the Company’s securities; and (vii) guidance regarding insider information. In addition, the Company provides its Board members with access to continuing education opportunities.

While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions and funding to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board and the Company.

The following table provides details regarding each Director’s continuing education during the year ended June 30, 2019:

Director	Course / Event
Michael Singer

› Canaccord Genuity Cannabis Conference - Boston

› Canaccord Genuity's 2nd Annual Cannabis Conference - New York

› Canaccord Genuity CEO Summit - California

› MJBiz Las Vegas

› Cowen Conference - Boston

› BMO Conference - Toronto

› Denton’s Board and Leadership Lessons Learned Standing Up a New Industry - Legalized Recreational Cannabis - Edmonton

› NYSE Board education session

Terry Booth

› Canaccord Genuity's 2nd Annual Cannabis Conference - New York

› Canaccord Genuity Cannabis Conference - Boston

› MJBiz Las Vegas

› Cowen Conference

› M&A Trends Panel

› Global Medical Cannabis Summit

› Deloitte - ERM Program

› NYSE Board education session

Steve Dobler	› MJBiz Las Vegas › Deloitte - ERM Program › Global Medical Cannabis Summit › Edmonton - Cannabis & Hemp Expo › NYSE Board education session
Ron Funk	› NYSE Board education session
Jason Dyck	› NYSE Board education session
Norma Beauchamp

› Women Get on Board - Regional Ambassador Council Round Table Event

› Women Get on Board - Women GCs on Board - 3rd Annual Women GCs on Boards- Facilitator

› Women Get on Board/ KPMG - Disruption and Transformation - The board's role in Overseeing Opportunities and Risk

› NYSE Board education session

› MJ Biz conference

› Women Get on Board-Merger's and Acquisitions - Panel Facilitator

› Institute of Corporate Directors, Board oversight of Strategy

› Women Get on Board/Global Governance Advisors/ Stikeman Elliott - Building better boards

› TD Bank- Women on boards-An update since Comply or Explain Gender Disclosure Policy Came into Effect

› Women Get on Board - How to get yourself on a board - Director in residence

Margaret Shan Atkins

NACD:

› 2018 Global Board Leaders’ Summit: Transformation - speaker (on Compensation Committees: Hot Topics) and general attendee

› Cyber Security Considerations for 2019

› Audit Double Bill - 2019 Hot Topics & New Strategic CFO: Has Yours Stepped Up?

Institute of Corporate Directors (Canada):

› Cannabis and Boards - what every director needs to know

› Political intelligence for boards

› Goldman Sachs corporate director roundtable (Toronto)

› Webinars (through Morgan, Lewis & Bockius LLP) on shareholder activism

› The Money Show conference on the cannabis sector (Orlando, FL)

› Panelist on the subject of 'Advancement of Women into Leadership Positions' including the subject of serving on boards (Chicago, IL)

Adam Szweras

› NYSE Board education session

› Cannabis - What’s Legal Now and the Future of Cannabis in Canada

› Diversity, Inclusion and Unconscious Bias

› Cannabis Regulation in Canada

› Add Privacy by Design to Your Operations to Avoid Breaches and Regulatory Non-Compliance

Ethical Business Conduct

The Company has adopted a formal Code of Business Conduct and Ethics for directors, officers and employees as contemplated by NI 58 101, which is located on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

The Board monitors compliance with the Code of Business Conduct and Ethics in various ways, which are described below. The N&CG Committee meets with management and with its auditors as needed to, inter alia, review compliance issues, including compliance with the Company’s policies and procedures. The N&CG Committee’s mandate includes ensuring compliance by the Company’s directors, officers, employees, agents and representatives with internal policies and procedures. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction

The Company has prepared training modules for employees, officers and directors in respect of compliance with the Company’s policies and procedures. In addition, the Company has a corporate manual (the “Manual”) which is provided to employees at the commencement of employment and each employee reviews and provides written acknowledgement of adherence to the policies contained within the Manual which includes policies on Code of Conduct, Confidentiality, Conflict of Interest and Non-Disclosure.

The Company also has a Whistleblower Policy which supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, Chief Legal Officer and Corporate Secretary or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, 7 days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the Chief Legal Officer and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation and disposition of the concern.

Nomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings, and review of candidates by the N&CG Committee. The N&CG Committee consists solely of independent directors pursuant to NP 58-201 and is responsible for proposing new nominees to the Board. See “Other Board Committees”.

The N&CG Committee considers the below factors when assessing potential candidates:

•	the Board’s overall mix of skills and experience
•	how actively the candidates participate in meetings and develop an understanding of the business
•	their character, integrity, judgment and record of achievement
•	diversity (including gender, cultural background, age, geographic representation and other personal characteristics)

Directors are elected by the Shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

Limitations on Period of Service and Other Mechanisms of Board Renewal

The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal in the context of the needs of the Board at the time. The Board will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.

Succession Planning for Board and Senior Executives

In 2019, the Board, through the HR and Compensation Committee, established the Company's succession planning process with respect to senior management of the Company. The HR and Compensation Committee, in conjunction with the Company’s Human Resources (“HR”) team, identify the skills and experience required for the most senior executive roles within the Company. The HR and Compensation Committee, together with Company’s HR team, identify the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports will be provided to the Board on the progress and development of these prospective successors.

With respect to succession planning for the Board, the N&CG Committee Chair discuss annually, with each director, his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations, and other considerations, the Nominating Committee leads its efforts to identify and recruit potential candidates to the Board.

Committees of the Board

The Company has an Audit Committee, N&CG Committee, a HR and Compensation Committee and a Science Committee, each of which is described below:

Audit Committee

For the financial year ended June 30, 2019, the members of the Company’s Audit Committee were Michael Singer (Chair) until February 18, 2019, Margaret Shan Atkins (Chair) from February 2019 to June 30, 2019, Adam Szweras and Ron Funk. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information, which is to be provided to the Shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review and approve all material related party transactions. All members of the Audit Committee are financially literate as defined in NI 52-110.

Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and
•	an understanding of internal controls and procedures for financial reporting.

The Company has determined that Margaret Shan Atkins qualifies as an “audit committee financial expert” under the rules of the U.S. Securities and Exchange Commission and has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual).

See the Company’s 2019 Annual Information Form filed under the Company’s SEDAR profile at www.sedar.com on September 11, 2019, for further information concerning the relevant education and experience of each member of the Audit Committee and the Company’s Audit Committee charter.

Nominating and Corporate Governance Committee

For the financial year ended June 30, 2019, the members of the Company’s N&CG Committee were: Norma Beauchamp (Chair), Michael Singer and Jason Dyck, until May 7, 2019, and Norma Beauchamp (Chair), Ron Funk and Jason Dyck thereafter. All members of the N&CG Committee are independent. The Board adopted the N&CG charter, a copy of which is available on the Company’s website. The N&CG Committee is responsible for screening nominees to the Board; and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. This committee meets as required to review and make recommendations to the Board on all direct and indirect compensation, benefits and perquisites for senior management and directors of the Company.

Human Resources and Compensation Committee

For the financial year ended June 30, 2019, the members of the HR and Compensation Committee were: Adam Szweras (Chair), Michael Singer and Steve Dobler until May 7, 2019, and Adam Szweras (Chair), Norma Beauchamp and Ron Funk thereafter. All members of the HR and Compensation Committee are independent.

The responsibilities of the HR and Compensation Committee include: Reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and reporting regularly to the Board on the activities of the committee. The Board has adopted a HR and Compensation Committee Charter, a copy of which is available on the Company’s website.

The HR and Compensation Committee conducts reviews regarding the directors’ and the Chief Executive Officer’s compensation once a year. To make its recommendation on directors’ and the Chief Executive Officer’s compensation, this committee takes into account the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded Canadian companies.

Science Committee

For the financial year ended June 30, 2019, the members of the Science Committee were Jason Dyck (Chair), Norma Beauchamp and Michael Singer, until May 7, 2019, and Jason Dyck (Chair), Norma Beauchamp and Margaret Shan Atkins thereafter. All members of the Science Committee are independent. The Board has adopted a Science Committee Charter, a copy of which is available on the Company’s website. The Science Committee reviews all ongoing research initiatives, provides strategic advice and brings recommendations to the Board and management regarding all scientific matters involving the Company’s research and discovery science programs, including research progress, strategic research directions, research team governance, research priorities, the acquisition of potential product opportunities and new research team nominees. This committee meets at least once per fiscal quarter.

Key Governance Documents

The Company has adopted various mandates, policies and practices to support the corporate governance framework. The following documents, among others, are key components of our corporate governance and can be found on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/:

•	Articles
•	Board Mandate
•	Charter of the Audit Committee
•	Charter of the Human Resources and Compensation Committee
•	Charter of the Nominating and Corporate Governance Committee

•	Code of Business Conduct and Ethics
•	Whistleblower Policy
•	Advance Notice Policy
•	Majority Voting Policy

Communications and Engagement

The Board believes in the importance of having regular and constructive communication with Shareholders and other stakeholders to create an open, candid and productive dialogue.

The Board communicates information about the Board, individual directors, executive compensation and our corporate governance practices through the Company’s annual proxy circular. Shareholders can also contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed to the Chair of the Board at the following address:

Attn: Chair of the Board

c/o Office of the Corporate Secretary

Aurora Cannabis Inc.

500 - 10355 Jasper Avenue
Edmonton, AB T5J 1Y6

OR send an email to: ir@auroramj.com

You can communicate with the Chair of the Board anonymously, but we encourage you to identify yourself so the Chair can acknowledge your communication.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis (“CD&A”) of the Company provides information about the Company’s executive compensation program, including the objectives, processes, policies and decisions which support the determination of the compensation, both short, medium and long term, that is provided to its Named Executive Officers (or “NEOs”).

For the purposes of this CD&A, which reviews executive compensation for the financial year ended June 30, 2019, the NEO information discussed reflects compensation paid to:

•	the Company’s Chief Executive Officer (“CEO”);
•	Chief Financial Officer (“CFO”);
•	the Company’s three highest paid executive officers whose total compensation was more than $150,000; and
•	any additional individuals for whom disclosure would have been provided except that such individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

The NEOs for the financial year ended June 30, 2019 are:

•	Terry Booth, CEO;
•	Glen Ibbott, CFO;
•	Michael Singer, Executive Chairman;
•	Steve Dobler, President; and
•	Darren Karasiuk, Chief Commercial Officer

The CD&A outlines the Company’s pay decisions in 2019 for the NEOs and provides context for the data presented in compensation tables.

Below are some of the key aspects of Aurora’s executive compensation plan that are in place to ensure good governance:

Pay for performance - 78% of CEO Total Direct Compensation (as defined later in this section) is variable and at-risk through the annual incentive, Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and share option (“Option”) grants. The average percentage for the other NEOs is 71%.

Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed annually to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders. During 2020, the re-design of the Company’s Restricted Share United Plan (“RSU Plan”) will feature performance share units over a 3-year performance period which ties to the longer-term performance of each executive.

Annual review of peer group - The HR and Compensation Committee annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped at 120% of target for all NEOs.

Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Because there is a requirement for the Common Share price to exceed the exercise price set on the date of grant of Share options, an optionee must apply their initiative with a view to improve and increase the Company’s value, and must wait for the Common Share price to increase in order for value to be earned upon exercise of the Share options. This also, in the long term, acts as a minimum performance expectation imposed on each optionee.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk - The HR and Compensation Committee monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. The following discussion provides information on compensation and benefits for each NEO. Termination benefits for each NEO are summarized under the heading “Employment Agreements, Termination and Change in Control Benefits”.

Independent advice - The HR and Compensation Committee has engaged an independent advisor, Mercer, to advise it on compensation matters. The company also engages Global Governance Advisors to provide it with corporate governance advice.

No repricing of Long-Term Incentives - Options, RSUs and PSUs are not allowed to be repriced unless shareholder approval is received.

No excessive severance obligations - NEO severance obligations are capped at twenty-four months.

No hedging of share-based compensation - the Company has a policy forbidding employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of options or any other share-based compensation held.

Compensation Objective and Principles

The primary objective of the Company’s executive compensation program is that it must be an attractive, market-competitive opportunity which provides adequate incentive to the executives while remaining fair and reasonable to the interests of its Shareholders.

The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company aims, through its executive compensation program, to attract and retain experienced individuals who will fulfill the Company’s strategic objectives, improve the overall performance, and drive value for shareholders.

Compensation Program Design

The Company’s executive compensation program is based on a pay-for-performance philosophy to achieve the following overall goals:

•	support the Company’s business strategy and annual operating plans;
•	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
•	reward these key employees for financial and operating performance, and leadership excellence.

The total executive compensation package includes elements designed to compensate executives fairly for their employment while encouraging personal initiative and targeting corporate-wide performance levels to achieve the Company’s strategic and business objectives over the short and long term.

The Role of the Human Resources and Compensation Committee

Executive compensation is reviewed annually by the HR and Compensation Committee. The HR and Compensation Committee is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. This function assists the Board in discharging its of its oversight responsibilities related to the compensation and retention of the Company’s executive officers.

The HR and Compensation Committee’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the Chief Executive Officer;
•	considering the recommendations of the Chief Executive Officer and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans, including share option plans, and such other compensation plans or structures as are adopted by the Company from time to time.

Industry-Competitive Compensation Model

Each year, the HR and Compensation Committee assesses the Company’s executive compensation program against those of industry peers. This process allows the HR and Compensation Committee to gauge both the overall fairness and effectiveness of the program design, and to assess and adjust critical elements of its NEO compensation package (i.e. base salary, annual incentive and long-term incentives). As part of the structure, the HR and Compensation Committee have adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair commensurate or industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HR and Compensation Committee must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e. serving both medical cannabis patients and adult-recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HR and Compensation Committee’s peer group selection must also evolve but ultimately remain grounded upon the Company’s need to establish consistency year after year. In 2019 the HR and Compensation Committee evaluated companies that are publicly traded, of similar size and complexity (e.g. market capitalization, enterprise value, assets and revenue), and / or operate within the same or similar industry, including:

•	other cannabis companies of a comparable size;
•	specialized pharma companies in Canada;
•	fast-moving consumer goods in the food and beverage industry.

In 2019, peer group changes included the addition of four companies of similar industry and size (Tilray Inc., Green Thumb Industries Inc., CannTrust Holdings Inc. and the Cronos Group) and the deletion of AGT Food and Ingredients Inc. as a result of AGT no longer being listed on a stock exchange and Andrew Peller Limited due to the organization operating predominately in Canada.

For fiscal 2019, the peer group used by the HR and Compensation Committee in setting executive and director compensation levels, and in shaping the Company’s go-forward compensation strategy, included the following 16 companies:

Company Name	Most Recent/Projected Revenue(1)	Market Capitalization (2)

Aphria Inc.

CannTrust Holdings Inc.

Canopy Growth Corp.

Clearwater Seafoods Inc.

Cott Corporation

Cronos Corporation

GW Pharmaceuticals

High Liner Foods Inc.

Green Thumb Industries Inc.

Lassonde Industries Inc.

Maple Leaf Foods Inc.

Molson Coors Brewing Co.

Premium Brands Holding Corp.

Rogers Sugar Inc.

SunOpta Inc.

Tilray Inc

	226 135 242 592 3,225 70 85 1,361 227 1,640 3,585 3,470 3,218 806 1,694 241	2,239 1,003 18,285 327 3,233 6,381 7,192 377 3,845 1,334 3,753 1,858 3,119 614 609 4,995

Note:

1)       Most recently reported trailing 12-month revenue, in millions of Canadian dollars.

2)       Market capitalization and enterprise value as of May 30, 2019, in millions of Canadian Dollars.

The HR and Compensation Committee will continue to assess the appropriateness of this compensation peer group as the Company and sector continue to grow and mature.

Compensation Consultant

To perform these impartial yet critical peer assessments, the HR and Compensation Committee retains the services of independent third-party experts, including compensation experts, which report directly to the Committee.

Mercer (Canada) Limited ("Mercer") was engaged by the HR and Compensation Committee to provide expert services. Specifically, Mercer advises the Committee on trends in executive compensation within the competitive market in which the Company operates, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, and any other compensation matters that may be required to ensure fulfillment of the HR and Compensation Committee mandate.

Fees paid to Mercer for these services in fiscal 2019 were $96,255. Mercer was first engaged in May 2018 and, at that time, the Company paid Mercer $75,000 for these services.

Mercer compared the compensation of the Company’s NEOs against the peer group and provided its findings in an Executive Compensation Report (“Report”), dated June 14, 2019. The Report recommended potential compensation adjustments to position each NEO within the market-competitive range at the median (50th percentile) relative to comparable positions in peer organizations.

It should be noted that end-decisions about NEO compensation levels are the responsibility, and at the sole discretion of the plenary Board, following the recommendation of the HR and Compensation Committee. These decisions may reflect factors and considerations other than the information and recommendations provided by Mercer.

Elements of Compensation

The total NEO compensation package is comprised of three main elements: annual base salary, annual short-term incentives, and long-term incentives.

Each of the three elements of the Company’s executive compensation program were designed with its objective principle and goals in mind. That is to: 1) attract and retain quality employees; 2) ensure fair value compensation is offered; and 3) provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Compensation Element	Objective	Rationale	Details
Annual Base Salary	Salary provides executives with a market-competitive fixed rate of pay.	Salary provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	The Management Bonus Plan encourages executives to meet specified performance targets related to certain corporate and individual objectives.	STIs provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Each participant has a target annual bonus calculated as percentage of salary Payouts range from 0% to 120% determined based on the achievement of corporate and individual performance.
Long-term Incentive (LTIs)	LTIs align employee interests with share price growth and rewards according to the Company’s performance.	LTIs provide for a vehicle to attract and retain key employees while rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

NEOs receive 30% of their annual LTI award in RSUs settled in shares with annual vesting over 3 years.

NEOs receive 70% of their annual LTI award in options with annual vesting over 3-years with a 5-year term - by their nature, options will only provide gains if the Company’s Common Share price on the exercise date exceeds the exercise price, meaning that no payout will be earned if the Company’s share price does not increase in value.

Target levels within each element of the compensation program are reviewed and assessed annually by the HR and Compensation Committee to ensure market-competitive value and continued alignment with the Company and shareholder interests.

Pay Mix

A significant proportion of each NEO’s pay is performance-based as noted in the following pie charts:

Annual Base Salary

Base salary is a primary level of employee compensation that is offered to all employees of the Company. NEO base salary is offered at a level of compensation designed to attract and retain individuals who possess the appropriate skills and experience, and to remunerate them for satisfying respective job roles and responsibilities. An NEO’s base salary may grow over time to reflect the individual’s total performance contributions in connection with their specific duties.

Base salary levels for NEOs of the Company are set out in the employment agreements, which are reviewed annually by the HR and Compensation Committee as part of the total compensation package. In making base salary recommendations to the Board, the HR and Compensation Committee considers the skills and experience of the NEOs, their sustained performance, the industry and geographic markets in which the Company operates (per the peer group assessment), and internal equity between positions of similar scope.

Base salaries are reviewed annually to ensure they continue to properly reflect a balance of market and business conditions, as well as the levels of responsibility and accountability for each individual’s unique experiences, skills, capabilities, and level of sustained performance.

For fiscal 2020, the HR and Compensation Committee approved the NEO salary adjustments to position all NEOs within the market competitive range and relevant peer group median (50th percentile). For more information, please see the "Summary Compensation Table”.

NEO	Fiscal 2020 Base Salary ($)	Fiscal 2019 Base Salary ($)	% of Base Salary Change
Terry Booth	525,000	500,000	5%
Steve Dobler	375,000	350,000	7.1%
Glen Ibbott	375,000	350,000	7.1%
Michael Singer	375,000	350,000	7.1%
Darren Karasiuk	300,000	250,000	20%

Annual Short-Term Incentives

The Company believes that having an incentivized reward structure in place motivates individual performance toward, and aligns all executive officers with, the Company’s objectives. Accordingly, short-term incentives are provided through the Short-Term Incentive plan (the “Management Bonus Plan”).

The Management Bonus Plan for fiscal 2019 was approved by the Board effective July 1, 2018. Adjustments to the Management Bonus Plan in 2019 reflect the approximate market-competitive range at the median (50th percentile) relative to comparable positions in peer organizations.

The Management Bonus Plan is designed to support the Company’s business strategy and annual operating plans, as well as fostering ongoing employee interest and retention. It follows a pay-for-performance philosophy, which focuses the NEOs on short and long-term corporate objectives and rewards the individual’s appropriate level of effort in achieving those objectives.

Within the broader corporate objectives, each participant in the Management Bonus Plan has a Target Bonus to achieve that is based on a percentage of base salary and determined by their position and level of responsibility.

At the beginning of each financial year, the objectives, measures and related targets are approved by the HR and Compensation Committee and subsequently by the Board. For fiscal 2019, each objective was assigned to a responsible executive who monitors the progress. Despite each Executive having a primary responsibility as defined below, each NEO’s Annual Short-Term Incentives are subject to all of these corporate objectives based on the relative weighting. In addition to the Corporate Objectives, each NEO is measured on their individual/divisional performance.

Corporate Objective	Weighting	Responsible Executive
Financial	25%	Chief Financial Officer
Operations	25%	Chief Operating Officer
Innovation/R&D	15%	Chief Science Officer
Market/Business Development	15%	Chef Global Business Development Officer
Investor Relations	10%	Chief Corporate Officer
Human Resources	10%	Chief Human Resources Officer

	CEO	President	CFO	Executive Chair	CCO
Target STIP (% of Base Salary)	75%	50%	50%	50%	50%
STIP Award Range (% of Base Salary)	0%-112.5%	0%-75%	0%-75%	0%-75%	0%-75%
Corporate Objective Weight	100%	75%	75%	75%	75%%
Individual Objective Weight	0%	25%	25%	25%	25%
Below Threshold	0%	0%	0%	0%	0%
Threshold (50% of Target)	37.5%	25%	25%	25%	25%
Target (100% of Target)	75%	50%	50%	50%	50%
Maximum (120% of Target)	112.5%	75%	75%	75%	75%

To measure progress against the objective, specific performance measures are defined, and annual targets are given. For fiscal 2019, the three levels were established as follows:

Threshold:	The minimum level of performance necessary to receive a payout (80% of Target). If threshold performance is not achieved the NEO may not receive a payout.
Target:	The expected level of performance (100% of Target).
Maximum:	The performance beyond Target or the largest payout opportunity available (120% of Target).

Short-term Incentives are paid to individuals upon the completion of the financial year where targets for the minimum threshold have been met or surpassed.

Short-term Incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 50% (THRESHOLD) to expected of 100% (TARGET) up to a maximum of 120% (MAXIMUM).

The payout formula is based on an additive plan. That is: each performance measure of the Management Bonus Plan contributes to the participant’s award separately and are then added together. This structure gives high-achieving employees recognition for their performance, even if the Company should not achieve certain corporate measures during the year. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board.

For fiscal 2018, the HR and Compensation Committee previously exercised discretion to pay out the bonuses at 100% of Target because of the significant contributions of the NEOs in the Company’s overall 2018 performance.

The HR and Compensation Committee and the Board have the ability to use discretion in assessing both individual executive officer performance and overall performance to ensure that Management Bonus Plan payouts are not overly influenced by an unusual result in any one given area.

The table below provides information on these components and the outcomes achieved for fiscal 2019.

2019 Corporate Objectives (Weighting of 100% , 75% or 50% based on position level)
KPI	Weighting	Minimum (80% of Target)	Target (100%)	Maximum (120% of Target)	Actual Performance		Score
Finance (25%)
Global revenues > $0.3B	2.08%	> $0.24B	> $0.3B	> $0.36B	Partially Met	85%	1.77%
Gross profit > 50%	2.08%	> 40%	> 50%	>60%	Exceeded	120%	2.5%
EBITDA positive	2.08%		Complete		Not met	0%	0%
Strategic financing	6.25%		Complete		Met	100%	6.25%
NYSE listing	6.25%		Complete		Met	100%	6.25%
Complete BMO debt facility	6.25%		Complete		Met	100%	6.25%
Operations (25%)
Cannabis Production	8.33%	80,000 kg	100,000 kg	120,000 kg	Exceeded	120%	10%
EU GMP certification	8.33%	2 Facilities	3 Facilities	4 Facilities	Met	100%	8.33%
ERP system implementation	8.33%		Complete		Exceeded	120%	10%
Business/Market Development (15%)
Beverage or food license in key new market-related strategic partnership	3.75%		Complete		Partially Met	80%	3.00%
Secure tenders to secure license in key new markets	3.75%		Complete		Met	100%	3.75%
Establish new facilities outside Canada	3.75%		Complete		Partially Met	80%	3.00%
Secure registered products in new markets	3.75%		Complete		Partially Met	80%	3.00%
R&D/Product Innovation (15%)
New innovative products	7.5%	3 products	4 products	5 products	Exceeded	120%	9%
Complete key clinical trial(s)	7.5%		Complete		Met	100%	7.5%
Investor Relations (10%)
Institutional investors	5%	> 8%	> 10%	> 12%	Exceeded	120%	6%
Increase analyst coverage	5%		2	>3	Exceeded	120%	6%
Human Resources (10%)
HRMS Implementation adoption rate	5%	76%	95%		Exceeded	120%	6%
Succession Planning	5%		Complete		Met	100%	5%
Total Corporate Performance Score						103.61%
Individual/Divisional Objectives (0, 25% or 50%)
Individual and Divisional performance is considered based on the quality of leadership and management, stakeholder relations, strategy and execution and capital raising/financing.

In August 2019, the HR and Compensation Committee reviewed the corporate performance as indicated from the results and agreed to recommend, and the Board approved, an overall achievement of 103.61% as noted above. The short-term incentive payouts calculated based on the achievement (or percentage achievement) of performance for Corporate performance was then calculated to be 109% for Fiscal 2019.

The HR and Compensation Committee also reviewed the CEO’s individual performance as well as the assessment of each NEO’s individual performance in August for approval of fiscal 2019 bonus payout based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table.

Long-Term Incentives

Long-term incentives (“LTIs”) are awarded to NEOs as part of the total compensation package. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of its Shareholders.

Restricted Share Unit Plan - Restricted Share Units

The principal method of awarding LTIs is through the granting of Options. In September 2017, the Company implemented a new 10% rolling Option Plan (“Option Plan”), which was approved by the Shareholders at the Company’s Shareholder meeting held November 13, 2017. The Option Plan is an alternative vehicle for awarding long-term incentives to NEOs. The addition of this type of long-term incentive was made to keep pace with changes in executive compensation. The principal method of awarding LTIs is through the grant of Options. In September 2017, the Company also implemented a new RSU Plan as an alternative vehicle for awarding long-term incentive to NEOs. The addition of this type of long-term incentive was made to keep pace with changes in executive compensation market and to ensure alignment with the Company’s evolving compensation objectives. The RSU Plan is described fully on page 41. Options are granted under the Option Plan, which is described starting on page 38.

The NEOs receive a combination of Options and RSU awards as part of the annual grant cycle following the financial year-end. In September 2017, each of the NEOs received an equity award comprised of a combination of RSUs weighted at 50% and Options weighted at 50%. In 2018, the Company changed its methodology to bring it in line with the peer companies’ total target compensation. The Company subsequently granted awards to each NEO as an aggregate LTI, comprised of a percentage of salary at the median with a mix of RSUs weighted at 30% and Options weighted at 70%. In 2019, the LTI mix of RSUs and Options granted to each NEO remained at 30% and 70%, respectively.

The number of Options and the associated exercise prices for the NEOs are set forth in the “Option-Based Awards for the Financial Year-End” table on page 45.

Restricted Share Unit Plan - Performance-Based Vesting

The Company intends to introduce awards of RSUs with performance-based vesting criteria component to officers of the Company under the RSU Plan in 2020. RSUs are seen as an effective retention tool for senior management, which help to align their interests with those of Shareholders. A number of the companies in the compensation peer group use a combination of Options, RSUs in the design of their long-term incentive compensation programs.

The Option Plan and RSU Plan are administered by the HR and Compensation Committee and are under the Board of Directors authority with respect to their terms and conditions, which include participation, interpretation, application, amendment and termination.

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, both the Option Plan (and all unallocated entitlements thereunder) and the RSU Plan must again be presented to the Shareholders for consideration to obtain approval for continuation at the Company’s annual shareholder meeting, which the Company expects it will hold in November 2020.

Share Ownership Guidelines

The Company has recommended and approved its Share Ownership Guidelines (“SOG”) for the NEOs, effective April 26, 2019. As of 2019, the SOG now also includes the Company directors.

The Company strongly believes that its directors and executives’ interests should be aligned with the interests of the Company’s Shareholders and, consequently, has adopted the SOG. As part of the total compensation package, our SOG requires the executives to have personal holdings in the Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The targets for personal Common Share holdings of directors and executives in 2019 are established as follows:

Executive	Multiple of Base Salary
*CEO and President	5X
*All other NEOs	2X
*All other Executive Officers	1X
**Directors	3X

*Multiple of base salary, **Multiple of annual retainer

Common Share ownership, as part of the Executive Officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The definition of “share ownership” includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, and DSUs. Vested or unvested unexercised Options are not included in the definition of share ownership.

The ownership value will be calculated based on:

•	the number of Common Shares owned multiplied by the purchase price at the time of the initial acquisition of the Common Shares, or
•	the fair market value of the Common Shares at the time the ownership value is measured.

The number of outstanding Options is considered by the HR and Compensation Committee when determining the number of Options to be granted in any year, due to the limited number of Options which are available for grant under the Option Plan.

Meeting and maintaining SOG requirements are an ongoing expectation of Company executives. In 2019, the NEOs who have achieved SOG compliance are as follows:

NEO	Equity Ownership Requirement (Multiple of Salary)	Number of Shares Held Directly or Indirectly(1)	Value of Total Holdings ($)(2)	SOG Compliance
Terry Booth	$2,500,000 (5X)	15,534,163	$159,380,512	Yes
Steve Dobler	$1,750,000 (5X)	20,280,149	$208,074,329	Yes
Glen Ibbott	$700,000 (2X)	235,907	$2,420,406	Yes
Michael Singer	$700,000 (2X)	263,906	$2,707,676	Yes
Darren Karasiuk	$300,000 (1X)	50,000	$513,000	Yes
(1)	Includes RSUs.
(2)	Calculated based on the $10.26 closing share price of the Company’s Common Shares on June 30, 2019

An executive or director included in the SOG will have up to five (5) years, measured from the end of the calendar year of hire or promotion, to reach the SOG requirement. The HR and Compensation Committee reserves the right to determine time for compliance in extenuating circumstances.

•	If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Chairman of the Board to discuss and resolve.
•	If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve.

•	If an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

SOGs levels are reviewed annually by the Board and the CEO. The Chief Human Resources Officer is responsible for periodically reviewing the SOG to ensure they are market-competitive and consistent with good governance practice. Any amendments to the SOG are made at the discretion of the Board of Directors.

Other Compensation and Employment Benefits

Group Benefits and Retirement Savings

The NEOs participate in the Company’s Group Benefits Plan and, as of August 1, 2018, they may also elect to participate in its Retirement Savings Plan. These respective plans are designed to support the well-being of all employees and to facilitate retirement savings.

Under mandatory participation in the Group Benefits Plan, the NEOs receive the same life insurance, accidental death and dismemberment, extended health and dental care benefits as other employees.

Under elective participation in the Company’s Registered Retirement Savings Plan, the Company matches employee contributions (up to a maximum of 2% of the employee’s base salary).

Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Chief Human Resources Officer to determine whether they continue to meet the Company’s business and human resource objectives.

Employee Share Purchase Plan

Effective November 25, 2017, the Company established an Employee Share Purchase Plan (“ESPP”) to provide employees of Aurora with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under this plan, the Company matches employee contributions. Effective September 10, 2019, the Board approved the Company match to increase to a maximum of 3% of the employee’s base salary (up from 1% of the employee’s base salary previously).

Employment Agreements

The Company has employment agreements with the each of the following NEOs, providing for the conditions mentioned in the above section “Elements of the Compensation Program”.

•	Terry Booth, Chief Executive Officer;
•	Glen Ibbott, Chief Financial Officer;
•	Steve Dobler, President;
•	Michael Singer, Executive Chairman, and
•	Darren Karasiuk, Chief Commercial Officer.

These agreements also contain certain potential severance and change in control payments described below under “Employment Agreements, Termination and Change in Control Benefits”.

Compensation Risk Management

The Company uses the following compensation practices to mitigate risk:

•	a pay-for-performance philosophy that is embedded in the compensation design;
•	a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•	compensation programs that include a combination of short-, medium- and long-term elements that ensure executives are incentivized to consider both the immediate and long-term implications of their decisions;
•	the payout under the STIP is capped and not guaranteed, and the HR and Compensation Committee has discretion to reduce the awards;
•	the STIP incorporates a balanced look at multiple facets of the Company’s business by selecting performance metrics linked to finance, operations, market development, innovation and R&D, investor relations and human relations;
•	the performance metrics align with the Company’s overall business strategy and risk appetite;

•	share ownership guidelines that ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s Shareholders; and
•	an anti-hedging policy to prevent activities that would weaken the intended pay-for-performance link and alignment with the interests of the Company’s shareholders.

Anti-Hedging Policy

The Company’s insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Look Back at Realized and Realizable CEO Pay

The following graph shows the cumulative compensation granted to Mr. Booth from 2016 to 2019 (as disclosed in our summary compensation table) and the realized and realizable value as at June 30, 2019. “TSR” refers to total shareholder return.

	Compensation awarded	Realized and realizable value of compensation as at June 30, 2019	Period	Value of $100
				Terry Booth(1)	Shareholder
2017	$2,578,109	$12,791,000	Oct 5, 2016 to Jun 30, 2019	$496.14	$661.94
2018	$1,595,172	$4,757,932	Jul 1, 2017 to Jun 30, 2019	$298.27	$475.00
2019	$2,408,656	$1,482,700	Jul 1, 2018 to Jun 30, 2019	$61.56	$110.32
(1)	Realized and realizable represents the intrinsic value of all equity-based awards granted in each respective year measured based on the closing price of $10.26 as at June 30, 2019.
(2)	Mr. Booth’s realizable value of $100 awarded in total compensation in each year is calculated by taking the Realized and Realizable value of compensation as at June 30, 2019 divided by the Compensation Awarded multiplied by $100.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2014, with the cumulative total return of the TSX Composite Index as at the June 30 year end date of the Company for each following year.

Notes:

(1)	At June 30, 2014 the Company, then known as “Prescient Mining Corp.” was trading on the TSXV under the stock symbol “PMC”.
(2)	The Company de-listed its Common Shares from the TSXV to trade on the Canadian Securities Exchange (the “CSE”) effective May 31, 2014, trading under the stock symbol “PMC”.
(3)	On October 2, 2014, the Company changed its name to Aurora Cannabis Inc. and effective October 4, 2016, the Company de-listed its Common Shares from the CSE.
(4)	Effective market opening on October 5, 2016, the Common Shares commenced trading on the TSXV under the stock symbol “ACB”.
(5)	Effective July 24, 2017, the Common Shares commenced trading on the TSX under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.

	June 30, 2014	June 30, 2015	June 30, 2016	June 30, 2017	June 30, 2018	June 30, 2019
Aurora Cannabis	$100.00	$214.29	$335.71	$1,542.86	$6,400.00	$7,328.57
S&P/TSX Composite Index - Total Return	$100.00	$98.84	$98.64	$109.54	$122.33	$125.62
Aurora Cannabis - Revenue (millions)	$0.00	$0.00	$1.44	$18.07	$55.20	$247.94

As illustrated in the Performance Graph above, the Company’s share price has generally aligned with the Company’s historic revenue performance. The Company’s revenue has demonstrated steady year over year growth between 2016 and 2019. The CEO’s compensation has also followed the performance of Aurora’s share price performance. Overall the Company’s performance has dramatically outperformed the S&P/TSX Composite Total Return Index annually for the past five years.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria is based on the Company’s relative Shareholder return as compared to a peer index. See “Statement of Executive Compensation” herein.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

In this section “NEO” means

(a)           the Chief Executive Officer (or an individual who acted in a similar capacity) (the “CEO”);

(b)           the Chief Financial Officer (or an individual who acted in a similar capacity) (the “CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and
(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended June 30, 2019, the NEOs were: Terry Booth, CEO; Glen Ibbott, CFO; Michael Singer, Executive Chairman; Steve Dobler, President and Darren Karasiuk, Chief Commercial Officer (“CCO”).

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three financial years ended June 30, 2019, June 30, 2018 and June 30, 2017.

Name and principal position	Year	Salary	Share-based awards(1)	Option-based awards(2)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation
					Annual incentive plans(3)	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Terry Booth, CEO and Director(4)	2019	466,346	406,450	1,127,110	408,750	Nil	Nil	Nil	2,408,656
	2018	325,000	690,000	336,422(5)	243,750	Nil	Nil	Nil	1,595,172
	2017	62,692(6)	130,000	1,854,167(5)	243,750	Nil	Nil	287,500(6)	2,578,109
Steve Dobler, President and Director(7)	2019	332,692	221,700	581,166	190,750	Nil	Nil	Nil	1,326,308
	2018	250,000	483,000	235,495(8)	125,000	Nil	Nil	Nil	1,093,495
	2017	58,636(9)	50,000	1,854,167(8)	125,000	Nil	Nil	200,000(9)	2,287,803
Glen Ibbott, CFO(10)	2019	332,692	221,700	581,166	183,313	Nil	Nil	Nil	1,318,871
	2018	250,000	483,000	235,495	125,000	Nil	Nil	Nil	1,094,245
	2017	37,500	10,417	1,648,462	20,833	Nil	Nil	Nil	1,717,212
Michael Singer, Executive Chairman	2019	345,115(11)	1,160,599	500,045	190,750	Nil	Nil	Nil	2,196,509
	2018	110,250	363,904	560,663	Nil	Nil	Nil	65,605(12)	1,100,422
	2017	104,750	Nil	401,893	Nil	Nil	Nil	56,912(12)	563,555
Darren Karasiuk, CCO(13)	2019	197,115	427,000	1,054,066	133,438	Nil	Nil	Nil	1,811,619
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Represents RSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.
(2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended June 30, 2019 and 2018, consistent with the values used in the Company’s financial statements. The 2019 grants were valued using the following weighted average assumptions: exercise price of $8.05; risk free rate of return of 2.02%; volatility estimate of 81.64%; expected life (years) of 2.28; dividend rate of nil; per option value of $3.82. The 2018 grants were valued using the following weighted average assumptions: exercise price of $2.69; risk free rate of return of 1.82%; volatility estimate of 76.00%; expected life (years) of 3.00; dividend rate of nil; per option value of $1.33. The 2017 grants were valued using the following weighted average assumptions: exercise price of $2.29; risk free rate of return of 0.71%; volatility estimate of 79.00%; expected life (years) of 3.31; dividend rate of nil; per option value of $1.24.

(3)	STIs for the year ended June 30, 2019 will be paid on October 17, 2019.
(4)	Terry was appointed CEO on December 9, 2014. Terry does not receive any compensation for his role as a Director.
(5)	Options were granted to Lola Ventures Inc., a private company controlled by Terry.
(6)	Management fees paid to Lola Ventures Inc., a private company controlled by Terry. Effective January 1, 2017, he entered into an employment agreement with the Company.
(7)	Steve was appointed President on December 9, 2014. He does not receive any compensation for his role as a Director.
(8)	Options were granted to 1771472 Alberta Ltd., a private company controlled by Steve.
(9)	Management fees paid to 1771472 Alberta Ltd., a private company controlled by Steve. Effective January 1, 2017, Steve entered into an employment agreement with the Company.
(10)	Glen was appointed CFO on May 8, 2017.
(11)	Michael was appointed Executive Chairman on February 18, 2019. Salary paid or accrued to Mr. Singer for 2019 consists partially of director fees earned prior to being appointed Executive Chairman.
(12)	Michael was the Chairman of the Board in 2018. Other compensation consisted of financial advisory service fees paid to 8115966 Canada Inc., a company controlled by Michael.
(13)	Darren was appointed Chief Commercial Officer effective September 10, 2018.

Look-Back Compensation Table

The table below is a summary of the compensation received by the CEO for the last five financial years.

Name and principal position	Year	Salary	Share- based awards	Option- based awards	Non-equity incentive plan compensation	Pension value	All Other Compensation		Total Compensation	Realized Gains
					Short-term incentive plans	Long-term incentive plans				Share- based awards(1)	Option- based awards(2)
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Terry Booth, CEO and Director	2019	466,346	406,450	1,127,110	408,750	Nil	Nil	Nil	2,408,656	Nil	Nil
	2018	325,000	690,000	336,422	243,750	Nil	Nil	Nil	1,595,172	317,932	Nil
	2017	62,692	130,000	1,854,167	243,750	Nil	Nil	287,500(3)	2,578,109	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	125,000(3)	125,000	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Realized gains from share-based awards is determined the fair value of the awards on the distribution date.
(2)	Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.
(3)	Management fees paid to Lola Ventures Inc., a private company controlled by Mr. Booth. Effective January 1, 2017, Mr. Booth entered into an employment agreement with the Company.

Realized Gains from Option-Based Awards

The table below is a summary of gains realized by NEOs in the financial year ended June 30, 2019.

Named Executive Officer	Number of Options Exercised	Option Exercise Price ($)	Realized Gains from the Exercise of Option-Based Awards(1)
Terry Booth	Nil	Nil	Nil
Steve Dobler	Nil	Nil	Nil
Glen Ibbott	100,000	2.49	$1,230,788
Michael Singer	200,000	0.46	$2,137,041
Darren Karasiuk	311,268	2.66	$1,808,475
	35,750	8.28	$217,970

Notes:

(1)	Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.

Compensation Oversight

The HR and Compensation Committee considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employee Share Purchase Plan

The Board resolved on November 25, 2017, to adopt an employee share purchase plan (the “ESPP”), which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the Shareholders and to provide employees with the opportunity to participate in the growth of the Company.

Key Features of the ESPP

Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase shares of the Company on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. Pursuant to its terms of the ESPP, the Company may amend or terminate the ESPP at any time.

Option-Based Awards

Share Option Plan

The Company graduated from the TSXV to the TSX on July 24, 2017. On September 25, 2017, the Board adopted a new form 10% “rolling” Option plan (the “Option Plan”) under TSX policies the replace the Company’s venture issuer form of share option plan. The Option Plan received shareholder approval at the Company’s Annual General and Special Meeting held on November 13, 2017, which Shareholder approval included approval to the “Unallocated Option Entitlements”.

Material Terms

The following is a summary of the material terms of the Option Plan:

Eligible Persons. Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders. The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12-month period;

(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator. The Board (the “Plan Administrator”) is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable. The number of Common Shares issuable under the Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. In addition to this 10% cap,

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Common Shares then outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period shall not exceed 10% of the Common Shares then outstanding.

Exercise Price. The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options. Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options. Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options. Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Assignability or Transferability of Options. Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period. In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of the Option Plan. Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Option Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):
(i)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(iii)	the addition of any form of financial assistance;
(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(vi)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;
(viii)	any amendment that extends Options beyond the original Option Period of such Options;
(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the Option Plan;
(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:
(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(ii)	the addition of or a change to vesting provisions of a security or the Option Plan;
(iii)	the addition of a cashless exercise feature; and
(iv)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.
(c)	Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Share-Based Awards

RESTRICTED SHARE UNIT PLAN

The Company adopted the RSU Plan, which received shareholder approval at the Company’s Annual General and Special Meeting held November 13, 2017. The Company is authorized to grant a maximum of 10,000,000 Common Shares pursuant to the RSU Plan.

Summary of the RSU Plan

Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Benefits of the RSU Plan

The RSU Plan is designed to be a long term incentive for the directors, officers and other key employees of the Company (“Participants”) and is intended to provide for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its designated affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its designated affiliates the opportunity offered to them to acquire a proprietary interest in the Company.

Nature and Administration of the RSU Plan

All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares

The maximum number of Common Shares made available for the RSU Plan shall not exceed 10,000,000 Common Shares, subject to adjustments pursuant to the RSU Plan. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, and not within a one-year period, exceed 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Restricted Period

The restricted period is subject to the discretion of the Board.

Payment of Dividends

In the event a cash dividend is paid to Shareholders on the Common Shares while an RSU is outstanding, the Committee may, in its sole discretion, elect to credit each RSU Plan Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the RSU Plan Participant if the RSUs in the RSU Plan Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSX Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional RSU, the fraction shall be disregarded.

Death or Disability of Participant

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU to the RSU Plan Participant or the personal legal representative(s) of the RSU Plan Participant forthwith in full satisfaction thereof.

“Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Retirement or Termination during Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of an RSU Plan Participant during the Restricted Period, any RSUs held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Retirement or Termination after Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of the RSU Plan Participant following the Restricted Period and prior to the Deferred Payment Date (defined in the RSU Plan as the date after the Restricted Period which is the earlier of (i) the date to which the RSU Plan Participant has elected to defer receipt of RSUs in accordance with the RSU Plan; and (ii) the RSU Plan Participant’s Termination or Retirement Date) the RSU Plan Participant shall be entitled to receive and the Company shall issue forthwith Common Shares in satisfaction of the RSUs then held by the RSU Plan Participant.

Adjustments

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Non-Assignable

The RSUs are non-assignable.

Amendment or Termination of RSU Plan

The Committee may from time to time in the absolute discretion of the Committee (without further shareholder approval) amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

However, other than as set out above, any amendment, modification or change to the provisions of the RSU Plan which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change insider participation limits and the director limits which would result in shareholder approval to be required on a disinterested basis; or
(f)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

To date, there has been one amendment to the RSU Plan, whereby on July 16, 2018 the RSU Plan was amended to allow participants to revoke their election to defer payments.

DEFERRED SHARE UNIT PLAN

On October 5, 2018, the Board approved the adoption of a Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”) which was ratified by the Shareholders at last year’s annual general and special meeting held November 30, 2018.

The purpose of the DSU Plan is to provide non-employee directors (the “Eligible Persons”) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

Summary of the DSU Plan

A summary of the DSU Plan is set out below and a complete copy of the DSU Plan is available under the Company’s SEDAR profile. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The HR and Compensation Committee administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time shall not exceed 1,000,000. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including the Option Plan, DSU Plan and RSU Plan), at any time, including all shares, options or other rights to purchase or otherwise acquire Common Shares that are granted, shall not exceed, in aggregate, 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 10% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(i)    no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(ii)   shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i.         to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii.        to the amendment provisions of the DSU Plan; or

iii.       to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are settled, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognizes ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as a capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

Approval

The DSU Plan has been approved for a period of three years and will be presented to the Shareholders for approval for continuation of the DSU Plan at the Company’s annual general meeting to be held in 2021.

OUTSTANDING COMPENSATION SECURITIES

The following table sets out all compensation plan option-based awards and share-based awards outstanding at financial year ended June 30, 2019, for each NEO.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Booth	320,000	7.39	08-03-2023	918,400	55,000	564,300	Nil
	350,000(3)	2.25	08-25-2021	2,803,500	166,667(3)	1,710,003	854,997
	1,250,000(3)	2.27	03-22-2022	9,987,500	N/A	N/A	N/A
	250,000(3)	2.76	09-29-2022	1,875,000	N/A	N/A	N/A
Steve Dobler	350,000(4)	2.25	08-25-2021	2,803,500	116,667(4)	1,197,003	598,497
	1,250,000(4)	2.27	03-22-2022	9,987,500	30,000	307,800	Nil
	175,000(4)	2.76	09-29-2022	1,312,500	N/A	N/A	N/A
	165,000	7.39	08-03-2023	473,550	N/A	N/A	N/A
Glen Ibbott	950,000	2.49	05-11-2022	7,381,500	116,667	1,197,003	598,497
	175,000	2.76	09-29-2022	1,312,500	30,000	307,800	Nil
	165,000	7.39	08-03-2023	473,550	N/A	N/A	N/A
Michael Singer	300,000	0.46	05-20-2021	2,940,000	119,668	1,227,794	Nil
	350,000	2.25	08-25-2021	2,803,500	N/A	N/A	N/A
	175,000	2.76	09-29-2022	1,312,500	N/A	N/A	N/A
	116,000	9.03	07-12-2023	142,680	N/A	N/A	N/A
Darren Karasiuk	175,000	8.54	09-17-2023	301,000	50,000	513,000	Nil
	75,000	9.43	02-15-2024	62,250	N/A	N/A	N/A

Notes:

(1)       The value of unexercised in-the-money Options was based on the closing share price of $10.26 on June 30, 2019.

(2)       The market value of share-based awards that have not vested was based on the closing share price of $10.26 on June 30, 2019.

(3)           Stock options and RSUs were granted to Lola Ventures Inc., a private company controlled by Terry Booth.

(4)       Stock options and RSUs were granted to 1771472 Alberta Ltd., a private company controlled by Steve Dobler.

Option-based Awards/Share-based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended June 30, 2019, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Terry Booth	3,890,422	1,034,163(2)	408,750
Steve Dobler	3,697,672	723,913(3)	190,750
Glen Ibbott	3,184,126	723,913(3)	183,313
Michael Singer	3,903,188	2,231,814	190,750
Darren Karasiuk	1,095,663	Nil	133,438

Note:

(1)	Represents the value off vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
(2)	Represents 83,333 share-based awards that vested during the year for which the receipt has been deferred until September 29, 2020.
(3)	Represents 58,333 share-based awards that vested during the year for which the receipt has been deferred until September 29, 2020.

Benefits, Vacation and Perquisites

Details of the benefits and perquisites provided to the Company’s NEOs are disclosed below in the All Other Compensation column of the “Summary Compensation Table”.

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains an insurance policy with respect to directors’ and officers’ liability, covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to a limit of $50,000,000 USD with a premium for the policy period of $5,000,000 USD. The Company’s existing coverage expires on September 25, 2019, at which time terms and premiums will be established upon renewal. The Company saw an increase in premiums during the period, primarily due to the Company’s listing on the NYSE.

Employment Agreements, Termination and Change in Control Benefits

The Company currently has employment agreements with each of its NEOs as follows:

Terry Booth - CEO

The Company entered into an employment agreement with Terry effective January 1, 2017 which provided for his annual base salary of $325,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 35% of his annual base salary, to be approved by the HR and Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate his employment without cause by providing Terry reasonable and adequate notice, or salary in lieu of notice of twelve months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 up to a maximum of 24 months’ notice or base salary in lieu thereof. No change of control provisions were included in his employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Terry’s bonus target to 75% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Terry, which provided for an increase in his annual base salary to $500,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 75% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Terry will be entitled to a payment of 24 months of his base salary and cash bonus, and any and all unvested equity options granted to him, including but not limited to Options and RSUs, shall vest immediately.

On September 10, 2019, the Board approved an increase to Terry’s bonus target to 100% and his base salary to $525,000.

Steve Dobler, President

The Company entered into an employment agreement with Steve effective January 1, 2017 which provided for his annual base salary of $250,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 30% of the annual base salary, to be approved by the HR and Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate his employment agreement without cause by providing Steve reasonable and adequate, or salary in lieu of notice of nine months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 to a maximum of 18 months’ notice or base salary in lieu thereof. No change of control provisions were included in Steve’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Steve’s bonus target to 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Steve which provides for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and certain other benefits, including a reimbursement for housing expenses to the extent that such expenses were incurred solely in relation to his employment and standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Steve will be entitled to a payment of 18 months of his base salary and cash bonus, and any and all unvested equity options granted to the Steve, including but not limited to Options and RSUs, shall vest immediately.

On September 10, 2019, the Board approved an increase to Steve’s bonus target to 60% and his base salary to $375,000.

Glen Ibbott - CFO

The Company entered into an employment agreement with Glen effective May 8, 2017, which provided for his annual base salary of $250,000, four weeks’ annual vacation, 1,250,000 Options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Glen with reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in his employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Glen’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Glen which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Glen will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him, including but not limited to Options and RSUs, shall vest immediately.

On September 10, 2019, the Board approved an increase to Glen’s bonus target to 60% and his base salary to $375,000.

Michael Singer, Executive Chairman

The Company entered into an employment agreement with Michael effective July 1, 2018 which provided for his annual base salary of $300,000, a bonus target of 50%, four weeks’ annual vacation, 116,000 Options vesting quarterly over three years with a life of five years, a signing bonus of $980,000 payable in RSUs, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Michael with reasonable and adequate notice, or salary in lieu of notice of nine months’ base salary. No change of control provisions were included in Michael’s employment agreement.

Effective September 3, 2018 the Company entered into an amended employment agreement with Michael which provided for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of a bonus target of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of Options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including a change-of-control, Michael will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to him, including but not limited to Options and RSUs, shall vest immediately

On September 10, 2019, the Board approved an increase to Michael’s bonus target to 60% and his base salary to $375,000.

Prior to July 1, 2018, Michael acted in a consultant capacity, whereby he received financial advisory service fees through 8115966 Canada Inc., a company which he controls.

Darren Karasiuk, CCO

The Company entered into an employment agreement with Darren effective September 10, 2018 which provided for his annual base salary of $250,000, a bonus target of 45%, five weeks’ annual vacation, 175,000 Options vesting quarterly over three years with a life of five years, 50,000 RSUs vesting annually over 36 months, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate his employment agreement without cause by providing Darren with reasonable and adequate notice, or salary in lieu of notice of twelve months’ base salary. In the event of a termination without cause or a resignation for good reason including a change-of-control, Darren will be entitled to a payment of 12 months of his base salary, and any and all unvested equity options granted including but not limited to Options and RSUs, shall vest immediately.

Effective February 21, 2019, the Company entered into an amended employment agreement whereby Darren was promoted to Chief Commercial Officer. Under this amended agreement, his bonus target was increased to 50% and he received an additional 75,000 Options. The termination provisions were amended such that, in the event of a termination without cause or a resignation for good reason including after a change of control, Darren shall receive (a) a pro-rated bonus payment for time worked to the date of termination in the year of termination; (b) twelve months’ base salary; and (c) a payment equal to the greater of (i) twelve months’ bonus entitlement at target or (ii) an average of the actual bonus payments over the two-year period preceding termination. In addition, any and all unvested equity options including but not limited to Options and restricted share units shall vest immediately.

On September 10, 2019, the Board approved an increase to Darren’s base salary to $300,000.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Director Compensation

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Directors receive their annual retainer in cash and DSUs. In addition, the Company has adopted a Director Share Ownership Guideline to help reinforce a director’s alignment with longer term Shareholder interests.

Flat Fee

Each non-executive director receives a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. In addition to a Board retainer, the directors are entitled to receive a per-meeting fee for acting as a Board committee member. The Lead Director and committee Chairs are eligible to receive an additional retainer above the base Board and committee retainer. Messrs. Booth and Dobler are not eligible for director compensation. The director compensation fees for non-executive directors are summarized in the following table:

		Compensation
	Board Member	$35,000
Annual Equity Grant:	Deferred Share Units	$52,500
	Options	$97,500
Committee Chair Retainers
	Audit Committee	$30,000
	Human Resources and Compensation Committee	$15,000
	Nominating & Corporate Governance Committee	$10,000
	Science Committee	$60,000
Committee Member Per Meeting Fees
	Audit Committee	$1,500
	Human Resources and Compensation Committee	$1,500
	Nominating & Corporate Governance Committee	$1,500
	Science Committee	$1,500

Effective September 10, 2019, the Board approved a new director fee model which eliminates meeting fees and provides each director with a $70,000 annual retainer. The committee chair retainers will remain as is, with the exception of the retainer for the Chair of the N&CG Committee, which will increase to $15,000.

Director Share Ownership Guideline

Director	Equity Ownership Requirement (Multiple of Annual Retainer) ($)	Number of Shares Held Directly or Indirectly	Value of Total Holdings ($)(1)	SOG Compliance
Adam Szweras	$105,000 (3X)	44,425	$455,801	Yes
Jason Dyck	$285,000 (3X)	2,310,342	$23,704,109	Yes
Norma Beauchamp	$135,000 (3X)	50,421	$517,319	Yes
Ron Funk	$105,000 (3X)	87,030	$892,928	Yes
Margaret Shan Atkins	$195,000 (3X)	5,000	$51,300	No

Notes:

(1)	Calculated based on the $10.26 closing price of the Company’s Common Shares on June 30, 2019.
(2)	Director equity ownership requirement has been calculated based on the annual retainers applicable to each director based on their Board membership and relevant chair positions held on each committee as at June 30, 2019.

Financial year ended June 30, 2019

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended June 30, 2019.

Name of Director	Fees earned ($)	Share-based awards(4) ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	77,333	45,060	124,369	-	-	-	246,762
Jason Dyck	94,583	45,060	124,369	-	-	30,000 (2)	294,012
Norma Beauchamp	74,250	45,060	124,369	-	-	-	243,679
Ron Funk	60,583	45,060	124,369	-	-	-	230,012
Margaret Shan Atkins	29,601	47,150	122,461	-	-	-	199,212
Diane Jang(3)	1,875	-	-	-	-	-	1,875

Notes:

(1)	Option-based awards are valued using the Black-Scholes stock option valuation methodology for the year ended June 30, 2019 consistent with the values used in the Company’s financial statements. The 2019 grants were valued using the following weighted average assumptions: exercise price of $7.83; risk free rate of return of 2.09%; volatility estimate of 83.62%; expected life (years) of 2.14; dividend rate of nil; per option value of $3.69. These amounts represent the fair value of the Options at the date of grant.
(2)	Consulting fees for research and development services paid to 748086 Alberta Ltd., a company controlled by Jason Dyck.
(3)	Diane Jang resigned as a director effective February 18, 2019.
(1)	Represents RSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2019, for each director, excluding a director who is already included in the NEO disclosures above:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Adam Szweras	58,334	0.30	08-10-2020	581,007	3,000	30,780	30,780
	331,666	2.25	10-01-2021	2,656,645	N/A	N/A	N/A
	175,000	2.76	09-29-2022	1,312,500	N/A	N/A	N/A
	35,000	7.51	11-30-2023	96,250	N/A	N/A	N/A
Jason Dyck(2)	35,000	7.51	11-30-2023	96,250	3,000	30,780	30,780
	350,000	7.00	12-13-2022	1,141,000	N/A	N/A	N/A
	500,000	2.56	01-19-2022	3,850,000	N/A	N/A	N/A
	350,000	2.25	08-25-2021	2,803,500	N/A	N/A	N/A
	175,000	2.76	09-29-2022	1,312,500	N/A	N/A	N/A
Norma Beauchamp	35,000	7.51	11-30-2023	96,250	3,000	30,780	30,780
Ronald Funk	35,000	7.51	11-30-2023	96,250	3,000	30,780	30,780
Margaret Atkins	28,000	9.43	02-15-2024	23,240	3,750	38,475	12,825
Diane Jang(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Represents the value of the in-the-money Options based on the closing share price of $10.26 on June 30, 2019.
(2)	Stock options granted to Jason Dyck were also issued to 748086 Alberta Ltd., a company controlled by Jason Dyck.
(3)	Diane Jang resigned as a director effective February 18, 2019.

Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the year ended June 30, 2019, for each director, excluding a director who is already included in the NEO disclosures above:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Adam Szweras	591,064	2,202,830	-
Jason Dyck	2,992,899	2,202,830	-
Norma Beauchamp	-	31,080	-
Ron Funk	-	31,080	-
Margaret Shan Atkins	-	14,588	-
Diane Jang(2)	-	-	-

Notes:

(1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
(2)	Diane Jang resigned as a director effective February 18, 2019.

Securities Authorized for Issuance Under Equity Compensation Plans

All Share Compensation Arrangements of the Company include the Option Plan, the RSU Plan and the DSU Plan. As outstanding Options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at June 30, 2019 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Option Plan	48,359,009	$7.02	42,384,865
Equity Compensation Plans Approved by Shareholders - RSU Plan	2,001,337	N/A	7,129,347
Equity Compensation Plans Approved by Shareholders - DSU Plan	29,000	N/A	971,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	50,389,346	$7.02	50,485,212

Notes:

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs and DSUs.
(2)	A maximum of 10% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan and the DSU Plan. As at June 30, 2019, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan and the DSU Plan, in aggregate, was 101,743,874 Common Shares, (being 10% of the 1,017,438,744 Common Shares then issued and outstanding).

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year ended June 30(1)
	2019	2018	2017
The Option Plan	4.04%	3.93%	4.36%
The RSU Plan	0.0742%	0.0483%	0%
The DSU Plan	0.0030%	0%	0%

Note:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of June 30, 2019, the Company’s dilution rate under all security-based compensation arrangements is as follows:

	As of the financial year ended June 30
	2019	2018	2017
Number of Securities Outstanding under All Security-Based Arrangements	50,389,346	30,306,119	15,233,566
Number of Common Shares Outstanding	1,017,438,744	568,113,131	366,549,244
Dilution Rate	4.95%	5.33%	4.16%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles - Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or sending an email to IR@auroramj.com.

OTHER MATTERS

The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders has been approved by the Board.

DATED at Edmonton, Alberta on September 17, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Terry Booth

Terry Booth

Chief Executive Officer